FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April 2008

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1. News release issued on April 24, 2008, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing that Pioneer and Matsushita reach basic agreement on PDP business.

2. News release issued on April 28, 2008, by the registrant, announcing its annual financial results for the year ended March 31, 2008 (fiscal 2008).

3. Supplemental consolidated financial data for fiscal 2008 ended March 31, 2008.

4. News release issued on April 28, 2008, by the registrant, announcing that its Board of Directors resolved to repurchase its own shares.

5. News release issued on April 28, 2008, by the registrant, announcing the continuation of policy toward large-scale purchases of company’s shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: May 9, 2008

For Immediate Release

Media Contacts:

Pioneer Corporation

Public Relations

Phone: +81-3-3495-9885

Matsushita Electric Industrial Co., Ltd. (Panasonic)

International PR

Phone: +81-3-3578-1237

Panasonic News Bureau

Phone: +81-3-3542-6205

Pioneer and Matsushita Reach Basic Agreement on PDP Business

Tokyo, April 24, 2008 — Pioneer Corporation (TSE: 6773) and Matsushita Electric Industrial Co., Ltd. (TSE: 6752/NYSE: MC), best known for its Panasonic products, today reached a basic agreement on a comprehensive PDP business alliance to further progress and reinforce the PDP businesses.

The agreement mainly covers R & D as well as strategic production and supply of PDP and modules. The two companies will discuss further detail and conclude a formal agreement on the PDP business alliance around May 2008.

Pioneer and Matsushita have been serving the market with high-performance, high-quality plasma TVs under their respective brands “KURO” and “VIERA,” exploiting the advantages of the PDP devices as self-emitting displays and their own video technologies. They have won high praise from consumers and audiovisual specialists.

The two companies believe the comprehensive alliance will bring about significant synergy effects by the integration of Pioneer’s KURO technologies, renowned for high luminance efficiency, high contrast and super-slim design, with NeoPDP, Matsushita’s own technologies for high efficiency that has been developed as evolutionary technologies of the next-generation “VIERA” plasma displays. By developing PDPs and modules that are eco-friendly and excel in performance and picture-quality, Pioneer and Matsushita will contribute to further growth of plasma TVs in the flat-panel TV market.

In collaboration with Pioneer, Matsushita will develop and manufacture PDPs and modules on which their technological strengths are concentrated. Matsushita plans to start supplying these newly-developed PDPs and modules in time for Pioneer’s release of new PDP products which will be available in the autumn of 2009. By promoting the integration of their PDP technologies and sharing the same PDP, Pioneer and Matsushita intend to increase efficiency in panel development and production and boost their cost competitiveness in the flat-panel TV market.

As for the size of panels, the two companies will discuss details in consideration of customer demand, market competitiveness and the size of panels currently marketed by Pioneer.

Pioneer and Matsushita will continue to supply their own plasma TVs to meet growing consumer demand worldwide by taking advantage of their proprietary image processing technologies as well as the fruits of this business alliance.

About Pioneer Corporation

Pioneer Corporation, headquartered in Tokyo, is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange. For more information, visit at http://pioneer.jp.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Best known for its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$77.19 billion for the year ended March 31, 2007. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:MC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

###

April 28, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Kazuo Sasaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

MATSUSHITA REPORTS ANNUAL NET PROFIT INCREASE

- Sales and Earnings Exceed the Previous Forecast -

Osaka, Japan, April 28, 2008 – Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the year ended March 31, 2008 (fiscal 2008).

Consolidated Results

Consolidated group sales for fiscal 2008 amounted to 9,068.9 billion yen, mostly the same level from 9,108.2 billion yen in the previous fiscal year. Explaining fiscal 2008 results, the company cited sales gains in all product categories except JVC (Victor Company of Japan, Ltd. and its subsidiaries)1, due mainly to favorable sales in digital AV products and white goods. Of the consolidated group total, domestic sales amounted to 4,544.8 billion yen, down 2% from 4,616.5 billion yen a year ago. Overseas sales increased 1% to 4,524.1 billion yen, from 4,491.7 billion yen in fiscal 2007, ended March 31, 2007.

[1]

Victor Company of Japan, Ltd. and its consolidated subsidiaries became associated companies under the equity method from Matsushita’s consolidated subsidiaries in August 2007. Accordingly, JVC sales for the period from then on are not included in Matsushita’s consolidated results. For more information, see Note 3 of the Notes to consolidated financial statements on page 13.

The electronics industry in the fiscal year ended March 31, 2008 faced severe business conditions in Japan and overseas, due mainly to ever-rising prices for crude oil and other raw materials, and continued price declines caused by continuously intensifying global competition, mainly in digital products.

Under these circumstances, the Matsushita Group worked to accelerate growth strategies in fiscal 2008, the first year of the new three-year mid-term management plan GP3. Matsushita promoted initiatives to transform itself into a manufacturing-oriented company—one that combines all the business activities of the Group toward the launch of products, thereby contributing to the creation of customer value. Matsushita promoted wider collaboration across business fields and operating regions in order to reinforce product design and quality, procurement, logistics, overseas sales and other areas of its operations.

Specifically, Matsushita continued to strengthen V-products, which are the core of its growth strategies and make a significant contribution to overall business results in order to boost market shares. With regard to the strategic plasma display panel (PDP) business, Matsushita started operation of its fourth domestic PDP plant in June 2007, and began construction of its fifth in November 2007. In addition, Matsushita implemented initiatives to achieve double-digit growth in overseas sales of consumer products. To accelerate growth in emerging markets as well as the U.S. and Europe, the Company established a framework to boost sales in Russia, Brazil and India, and also promoted its cutting-edge products.

Regarding earnings, operating profit2 for this fiscal year was up 13%, to 519.5 billion yen, from 459.5 billion yen in the previous year, despite the effects from rising prices for crude oil and other raw materials, and ever-intensified global price competition. This improvement was due primarily to sales gains excluding the effect of JVC and the cost reduction efforts including materials costs and fixed costs. In other income (deductions), the company incurred expenses associated with the implementation of early retirement programs and impairment losses on the investments, as well as impairment losses from tangible fixed assets. These factors, despite the increased operating profit, led to a consolidated pre-tax income of 435.0 billion yen, down 1% from 439.1 billion yen in the previous year. Net income hit a record-high of 281.9 billion yen, up 30% from 217.2 billion yen in the previous year, as a result of a decrease in provision for income taxes. The company’s net income per common share was 132.90 yen on a diluted basis, versus 99.50 yen in the previous year.

[2]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 13.

Consolidated Sales Breakdown by Product Category

The company’s annual consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 6% to 4,001.8 billion yen, from 3,764.7 billion yen in the previous year. Sales of video and audio equipment increased 8% from the previous year, due mainly to strong sales in digital AV products such as flat-panel TVs and digital cameras. In information and communications equipment, favorable sales of automotive electronics and mobile phones led to a 5% increase overall from a year ago.

Home Appliances

Sales of Home Appliances increased 6% to 1,283.0 billion yen, compared with 1,212.1 billion yen in the previous year, due mainly to favorable sales of air conditioners and refrigerators.

Components and Devices

Sales of Components and Devices were also up 2% to 1,150.3 billion yen, compared with 1,126.9 billion yen in the previous year, due mainly to favorable sales in general electronic components.

MEW and PanaHome

Sales of MEW and PanaHome increased 2% to 1,730.7 billion yen, from 1,698.1 billion yen a year ago. At Matsushita Electric Works, Ltd. (MEW) and its subsidiaries, despite weak sales of building products as a result of a decrease in residential construction starts, sales gains in electrical construction materials and electronic and plastic materials led to an overall increase in sales. At PanaHome Corporation and its subsidiaries, sluggish housing market conditions led to a slight decrease in sales.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) totaled 180.5 billion yen.

Other

Sales for Other totaled to 722.6 billion yen, up 8% from 667.8 billion yen in the same period a year ago. Sales increases were recorded in factory automation equipment within this category.

Consolidated Financial Condition

Net cash provided by operating activities in fiscal 2008 amounted to 466.1 billion yen. This was attributable primarily to cash inflows from net income and depreciation. Net cash used in investing activities amounted to 61.4 billion yen. Capital expenditures for tangible fixed assets were 418.7 billion yen, mainly consisting of manufacturing facilities for priority business areas such as PDPs and semiconductors, while the company recorded a decrease in time deposits from the end of fiscal 2007 (March 31, 2007). Net cash used in financing activities was 203.5 billion yen. Major factors included the repurchase of the company’s common stock and the payment of cash dividends. All these activities, as well as a net decrease in cash and cash equivalents of 223 billion yen associated with the effect of exchange rate changes and the effects that JVC became associated companies under the equity method from Matsushita’s consolidated subsidiaries, resulted in cash and cash equivalents of 1,214.8 billion yen at the end of fiscal 2008, down 21.8 billion yen compared with the end of the last fiscal year.

The company’s consolidated total assets as of March 31, 2008 decreased 453.3 billion yen to 7,443.6 billion yen, as compared with 7,897.0 billion yen at the end of the last fiscal year (March 31, 2007). Stockholders’ equity decreased 174.4 billion yen, compared with the end of the last fiscal year, to 3,742.3 billion yen as of March 31, 2008. Despite increases in retained earnings, this result was due primarily to a decrease in accumulated other comprehensive income, as well as an increase in treasury stock on continued repurchases of the company’s own shares.

Year-end Dividend

Total dividends for fiscal 2008, ended March 31, 2008, including an interim dividend of 17.5 yen per common share paid in November 2007, are expected to be 35 yen per common share, up from 30 yen per common share for fiscal 2007.

Outlook for Fiscal 2009

Regarding the business environment for the fiscal 2009 ending March 31, 2009, the company currently expects to encounter severe conditions, such as a stronger yen against the dollar, rising prices for crude oil and other raw materials, and ever-intensified global price competition, as well as uncertainty about the global economic conditions as a result of subprime loan problems in the United States. Under these circumstances, in fiscal 2009, the middle year of the mid-term management plan GP3, Matsushita has to produce successful results and work on getting growth on track. The Company will steadily implement initiatives focused on four major themes: double-digit growth for overseas sales, four strategic businesses, manufacturing innovation and the eco ideas strategy. The company currently expects fiscal 2009 sales on a consolidated basis to total 9,200 billion yen, an increase of 1% from the previous fiscal year. Consolidated operating profit is forecasted to increase by 8% to 560 billion yen. Consolidated income before income taxes3 is anticipated to increase to 500 billion yen, up 15%, with net income expected to improve to 310 billion yen, an increase of 10% from the previous fiscal year.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

[3]

Factors affecting the forecast for other income (deductions) of 60 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 25 billion yen.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Year ended March 31)

	Yen (millions)		Percentage 2008/2007
	2008	2007
Net sales	¥9,068,928	¥9,108,170	100%
Cost of sales	(6,377,240)	(6,394,418)
Selling, general and administrative expenses	(2,172,207)	(2,254,211)

Interest income	34,371	30,553
Dividend income	10,317	7,597
Interest expense	(20,357)	(20,906)
Expenses associated with the implementation of early retirement programs **	(32,644)	(14,198)
Other income (loss), net	(76,175)	(23,443)

Income before income taxes	434,993	439,144	99%
Provision for income taxes	(114,573)	(191,863)
Minority interests	(28,637)	(31,131)
Equity in earnings (losses) of associated companies	(9,906)	1,035

Net income	¥281,877	¥217,185	130%

Net income, basic
per common share	132.90 yen	99.50 yen
per ADS	132.90 yen	99.50 yen
Net income, diluted
per common share	132.90 yen	99.50 yen
per ADS	132.90 yen	99.50 yen
(Parentheses indicate expenses, deductions or losses.)
* ** See Notes to consolidated financial statements on pages 13-14.
Supplementary Information (Year ended March 31)
	Yen (millions)
	2008	2007
Depreciation (tangible assets):	¥282,102	¥280,177
Capital investment ***:	¥449,348	¥418,334
R&D expenditures:	¥554,538	¥578,087
Number of employees (Mar. 31)	305,828	328,645

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

(March 31, 2008)

	Yen (millions)
	March 31, 2008	March 31, 2007
Assets
Current assets:
Cash and cash equivalents	¥1,214,816	¥1,236,639
Time deposits	70,108	225,458
Short-term investments	47,414	93,179
Trade receivables (notes and accounts)	1,085,183	1,141,010
Inventories	864,264	949,399
Other current assets	517,409	553,164

Total current assets	3,799,194	4,198,849

Investments and advances	842,156	1,206,082
Property, plant and equipment, net of accumulated depreciation	1,757,373	1,642,293
Other assets	1,044,891	849,734

Total assets	¥7,443,614	¥7,896,958

Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥156,260	¥223,190
Trade payables (notes and accounts)	940,554	934,977
Other current liabilities	1,464,145	1,583,700

Total current liabilities	2,560,959	2,741,867

Long-term debt	232,346	226,780
Other long-term liabilities	393,360	460,416
Minority interests	514,620	551,154
Common stock	258,740	258,740
Capital surplus	1,217,865	1,220,967
Legal reserve	90,129	88,588
Retained earnings	2,948,065	2,737,024
Accumulated other comprehensive income (loss) *	(173,897)	107,097
Treasury stock	(598,573)	(495,675)

Total liabilities, minority interests and stockholders’ equity	¥7,443,614	¥7,896,958

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	March 31, 2008	March 31, 2007
Cumulative translation adjustments	¥(228,792)	¥(99,538)
Unrealized holding gains of available-for-sale securities	45,442	160,831
Unrealized gains of derivative instruments	4,326	862
Pension liability adjustments	5,127	44,942

**	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Year ended March 31)

	Yen (billions)		Percentage 2008/2007
	2008	2007
AVC Networks
Video and audio equipment	¥1,799.2	¥1,670.3	108%
Information and communications equipment	2,202.6	2,094.4	105%

Subtotal	4,001.8	3,764.7	106%

Home Appliances	1,283.0	1,212.1	106%

Components and Devices	1,150.3	1,126.9	102%

MEW and PanaHome	1,730.7	1,698.1	102%

JVC	180.5	638.6	28%

Other	722.6	667.8	108%

Total	¥9,068.9	9,108.2	100%

Domestic sales	4,544.8	4,616.5	98%
Overseas sales	4,524.1	4,491.7	101%

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2008/2007	Yen (billions)	Percentage 2008/2007

	2008		2008
AVC Networks
Video and audio equipment	¥481.7	103%	¥1,317.5	109%
Information and communications equipment	1,094.7	105%	1,107.9	105%

Subtotal	1,576.4	104%	2,425.4	108%

Home Appliances	677.0	100%	606.0	113%

Components and Devices	399.0	101%	751.3	103%

MEW and PanaHome	1,415.6	99%	315.1	119%

JVC	45.9	25%	134.6	29%

Other	430.9	102%	291.7	119%

Total	¥4,544.8	98%	¥4,524.1	101%

*	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Year ended March 31)

By Business Segment:

	Yen (billions)		Percentage 2008/2007
	2008	2007
[Sales]
AVC Networks	¥4,319.6	¥4,064.1	106%
Home Appliances	1,316.4	1,247.1	106%
Components and Devices	1,398.7	1,377.7	102%
MEW and PanaHome	1,910.3	1,858.7	103%
JVC	183.1	646.6	28%
Other	1,536.1	1,484.0	104%

Subtotal	10,664.2	10,678.2	100%
Eliminations	(1,595.3)	(1,570.0)	—

Consolidated total	¥9,068.9	¥9,108.2	100%

[Segment Profit] **
AVC Networks	¥252.3	¥220.0	115%
Home Appliances	86.4	83.1	104%
Components and Devices	105.0	99.9	105%
MEW and PanaHome	96.4	78.9	122%
JVC	(9.7)	(5.7)	—
Other	64.2	60.5	106%

Subtotal	594.6	536.7	111%
Corporate and eliminations	(75.1)	(77.2)	—

Consolidated total	¥519.5	¥459.5	113%

By Domestic and Overseas Company Location:
	Yen (billions)		Percentage 2008/2007
	2008	2007
[Sales]
Japan	¥6,789.5	¥6,971.0	97%
Americas	1,213.1	1,357.3	89%
Europe	1,218.2	1,210.0	101%
Asia, China and others	2,960.0	2,874.7	103%

Subtotal	12,180.8	12,413.0	98%
Eliminations	(3,111.9)	(3,304.8)	—

Consolidated total	¥9,068.9	¥9,108.2	100%

[Segment Profit]
Japan	¥422.1	¥409.4	103%
Americas	22.1	22.5	98%
Europe	20.4	13.9	147%
Asia, China and others	125.1	89.4	140%

Subtotal	589.7	535.2	110%
Corporate and eliminations	(70.2)	(75.7)	—

Consolidated total	¥519.5	¥459.5	113%

* **	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Stockholders’ Equity *

(Years ended March 31, 2008 and 2007)

	Common Stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
(Year ended March 31, 2008)							Yen (millions)
Balances at beginning of period	¥258,740	¥1,220,967	¥88,588	¥2,737,024	¥107,097	¥(495,675)	¥3,916,741

Gain from sale of treasury stock		59					59
Increase (decrease) mainly in capital transactions		(3,161)					(3,161)
Transfer from retained earnings			1,541	(1,541)			—
Cash dividends				(69,295)			(69,295)
Disclosure of comprehensive income (loss)
Net income				281,877			281,877
Translation adjustments					(129,254)		(129,254)
Unrealized holding gains of available-for-sale securities					(115,389)		(115,389)
Unrealized gains (losses) of derivative instruments					3,464		3,464
Pension liability adjustments					(39,815)		(39,815)

Total comprehensive income							883
Repurchase of common stock, net						(102,898)	(102,898)

Balances at end of period	¥258,740	¥1,217,865	¥90,129	¥2,948,065	¥(173,897)	¥(598,573)	¥3,742,329

(Year ended March 31, 2007)							Yen (millions)
Balances at beginning of period	¥258,740	¥1,234,289	¥87,526	¥2,575,890	¥(26,119)	¥(342,705)	¥3,787,621

Gain from sale of treasury stock		96					96
Transfer from retained earnings			1,062	(1,062)			—
Cash dividends				(54,989)			(54,989)
Disclosure of comprehensive income (loss)
Net income				217,185			217,185
Translation adjustments					62,793		62,793
Unrealized holding gains of available-for-sale securities					15,525		15,525
Unrealized gains (losses) of derivative instruments					(464)		(464)
Minimum pension liability adjustments					(5,769)		(5,769)

Total comprehensive income							289,270
Adjustment to initially apply SFAS No.158, net of tax					61,131		61,131

Total							350,401
Repurchase of common stock, net						(152,970)	(152,970)
Other		(13,418)					(13,418)

Balances at end of period	¥258,740	¥1,220,967	¥88,588	¥2,737,024	¥107,097	¥(495,675)	¥3,916,741

*	See Notes to consolidated financial statements on pages 13-14.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)
	2008	2007
Cash flows from operating activities:
Net income	¥281,877	¥217,185
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	320,534	317,685
Net (gain) loss on sale of investments	(14,402)	(40,154)
Minority interests	28,637	31,131
(Increase) decrease in trade receivables	(56,677)	50,012
(Increase) decrease in inventories	(37,372)	474
Increase (decrease) in trade payables	(41,568)	(61,630)
Increase (decrease) in retirement and severance benefits	(128,937)	(108,559)
Other	113,966	126,413

Net cash provided by operating activities	¥466,058	¥532,557

Cash flows from investing activities:
(Increase) decrease in short-term investments	697	26,505
Proceeds from disposition of investments and advances	313,947	142,074
Increase in investments and advances	(160,423)	(290,046)
Capital expenditures	(418,730)	(411,309)
Proceeds from sale of fixed assets	151,279	182,892
(Increase) decrease in time deposits	166,750	(223,801)
Purchase of shares of a newly consolidated subsidiary	(68,309)	—
Proceeds from sale of shares of subsidiaries	—	40,548
Other	(46,582)	(34,671)

Net cash used in investing activities	¥(61,371)	¥(567,808)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(5,815)	(5,826)
Increase (decrease) in deposits and advances from employees	(252)	(13,951)
Increase (decrease) in long-term debt	(45,406)	(183,778)
Dividends paid	(69,295)	(54,989)
Dividends paid to minority interests	(19,807)	(16,285)
(Increase) decrease in treasury stock	(102,839)	(152,874)
Proceeds from issuance of shares by subsidiaries	39,866	—

Net cash used in financing activities	¥(203,548)	¥(427,703)

Effect of exchange rate changes on cash and cash equivalents	(129,521)	32,197
Effect of changes in consolidated subsidiaries	(93,441)	—
Net increase (decrease) in cash and cash equivalents	(21,823)	(430,757)
Cash and cash equivalents at beginning of period	1,236,639	1,667,396

Cash and cash equivalents at end of period	¥1,214,816	¥1,236,639

*	See Notes to consolidated financial statements on pages 13-14.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 7 for U.S. GAAP reconciliation.

3.	Victor Company of Japan, Ltd. (JVC) issued and allocated new shares of common stock to third parties on August 10, 2007 for a cash consideration of 35 billion yen. As a result, the company’s shareholding in JVC decreased from 52.4% to 36.8%. JVC and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August 2007.

4.	By acquiring approximately 15% of issued shares in IPS Alpha Technology, Ltd. (IPS Alpha) owned by Toshiba Corporation on March 31, 2008, Matsushita’s voting rights stake in IPS Alpha rose to 44.9%. In addition, Matsushita finalized a contract with Hitachi, Ltd. on February 15 under which it will acquire all the shares in IPS Alpha owned by Hitachi Displays, Ltd., once certain conditions are satisfied. As a result, IPS Alpha and its subsidiary became consolidated subsidiaries of Matsushita on March 31, 2008.

5.	Comprehensive income was reported as a gain of 883 million yen for fiscal 2008, and a gain of 289,270 million yen for fiscal 2007. Comprehensive income includes net income and increases (decreases) in accumulated other comprehensive income (loss).

6.	Per share data (Years ended March 31)

	2008	2007
Net income (millions of yen)	¥281,877	¥217,185
Average common shares outstanding (number of shares)	2,120,986,052	2,182,791,138
Dilutive effect:
Stock Options	3,818	13,858

Diluted common shares outstanding	2,120,989,870	2,182,804,996
Net income per share:
Basic	132.90 yen	99.50 yen
Diluted	132.90 yen	99.50 yen

7.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

8.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

9.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, segment information for AVC Networks and Home Appliances of fiscal 2007 has been reclassified to conform to the presentation for fiscal 2008.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Japan Co., Ltd., Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Matsushita Home Appliances Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

(Matsushita Refrigeration Company was absorbed on April 1, 2008.)

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

10.	Number of consolidated subsidiaries: 555

(28 companies were newly added, and 125 companies were excluded from consolidated companies. IPS Aplha is among the 28 companies.)

11.	Number of companies reflected by the equity method: 139

(77 companies were newly added, and 9 companies were excluded from the equity method companies. JVC and its consolidated subsidiaries are among the 77 companies.)

12.	Each American Depositary Share (ADS) represents 1 share of common stock.

Significant Accounting Policies:

1	Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 13.

2.	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

3.	Marketable Securities

The company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No.115, “Accounting for Certain Investments in Debt and Equity Securities.”

4.	Property, Plant and Equipment, and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed primarily using the declining balance method.

5.	Leases

The company accounts for leases in accordance with SFAS No. 13, “Accounting for Leases.”

6.	Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7.	Retirement and Severance Benefits

The company accounts for retirement and severance benefits in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

8.	Derivative Financial Instruments

The company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Matsushita Group

1. Outline of the Matsushita Group

Described below are the Matsushita Group’s primary business areas, roles of major Group companies in respective businesses and relations between major Group companies and business segments.

The Matsushita Group, mainly comprising Matsushita Electric Industrial Co., Ltd. and 555 consolidated subsidiaries, is engaged in manufacturing, sales and service activities in a broad range of electric/electronic and related business areas, maintaining close ties among Group companies both in Japan and abroad. Matsushita supplies a full spectrum of electric/electronic equipment and related products, which is categorized into the following five segments: AVC Networks, Home Appliances, Components and Devices, MEW and PanaHome, and Other.

JVC and its consolidated subsidiaries became associated companies under the equity method from consolidated subsidiaries from August, 2007. Accordingly, JVC is not included in the business segments as of March 31, 2008.

*	Principal internal companies or units and subsidiaries operating in respective segments are shown on page 14.

2. Business Domain Chart

Please Note: The following are financial statements on a parent company alone basis (provided in yen only), which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Income

(Year ended March 31)

	Yen (millions)		Percentage 2008/2007
	2008	2007
Net sales	¥4,862,220	¥4,746,868	102%
Cost of sales	(3,931,596)	(3,786,723)

Gross profit	930,624	960,145
Selling, general and administrative expenses	(797,852)	(818,156)
Interest income	8,921	7,447
Dividend income	75,316	52,677
Other income	57,159	33,914
Interest expense	(6,814)	(5,650)
Other expenses	(56,211)	(88,775)

Recurring profit	211,143	141,602	149%

Non-recurring profit	7,777	50,373
Non-recurring loss	(84,556)	(16,115)

Income (loss) before income taxes	134,364	175,860	76%
Provision for income taxes
Current	(14,708)	(16,180)
Deferred	(19,356)	(60,877)

Net income	¥100,300	¥98,803	102%

Notes to parent-alone financial statements:

1.	Non-recurring loss for fiscal 2008 includes 41,050 million yen as a loss due mainly to impairment on manufacturing facilities of semiconductors, associated with a decreased profitability of Semiconductor Company’s business in Japan.

2.	Net income per common share:

	2008	2007
Basic	47.29 yen	45.26 yen
Diluted	47.29 yen	45.26 yen

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Balance Sheet

(March 31, 2008)

	Yen (millions)
	March 31, 2008	March 31, 2007
Assets
Current assets:
Cash and deposits	¥23,795	¥172,879
Trade receivables (notes and accounts)	543,123	569,164
Inventories	210,259	194,276
Other current assets	962,610	917,667

Total current assets	1,739,787	1,853,986

Fixed assets:
Tangible fixed assets	319,502	338,555
Intangibles	54,163	49,851
Investments and advances	2,490,989	2,574,287

Total fixed assets	2,864,654	2,962,693

Total assets	¥4,604,441	¥4,816,679

Liabilities and Shareholders’ Equity
Current liabilities:
Trade payables (notes and accounts)	¥497,679	¥487,713
Accrued income taxes	2,095	5,058
Other current liabilities	1,297,649	1,333,365

Total current liabilities	1,797,423	1,826,136

Long-term debt and employee retirement and severance benefits	333,123	326,130

Total liabilities	2,130,546	2,152,266

Shareholders’ equity:
Capital	258,740	258,740
Capital surplus	570,082	570,023
Retained earnings	2,177,430	2,146,425
Treasury stock	(599,466)	(496,568)

Total shareholders’ equity	2,406,786	2,478,620

Difference of valuation, translation and other adjustments	67,109	185,793

Total liabilities and net assets	¥4,604,441	¥4,816,679

Matsushita Electric Industrial Co., Ltd.

(Parent Alone)

Statement of Changes in Shareholders’ Equity

(Year ended March 31, 2008)

	Yen (millions)
	Shareholders’ equity
		Capital surplus			Retained earnings
	Capital	Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve
Balances at beginning of period	¥258,740	¥568,212	¥1,811	¥570,023	¥52,749	¥17,894	¥81,000	¥1,918,680

Changes in the period
Reserve for advanced depreciation						570
Dividends from surplus
Net income
Repurchase of common stock
Disposal of treasury stock			59	59
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	59	59	—	570	—	—

Balances at end of period	¥258,740	¥568,212	¥1,870	¥570,082	¥52,749	¥18,464	¥81,000	¥1,918,680

	Shareholders’ equity				Difference of valuation, translation and other adjustments			Total net assets
	Retained earnings		Treasury stock	Total of shareholders’ equity	Unrealized holding gains of available- for-sale securities, etc	Deferred profit on hedges	Total of difference from appreciation and conversion
	Unappropriated retained earnings	Total of retained earnings
Balances at beginning of period	¥76,102	¥2,146,425	¥(496,568)	¥2,478,620	¥170,507	¥15,286	¥185,793	¥2,664,413

Changes in the period
Reserve for advanced depreciation	(570)			—				—
Dividends from surplus	(69,295)	(69,295)		(69,295)				(69,295)
Net income	100,300	100,300		100,300				100,300
Repurchase of common stock			(103,112)	(103,112)				(103,112)
Disposal of treasury stock			214	273				273
Net changes of items other than shareholders’ equity					(115,078)	(3,606)	(118,684)	(118,684)

Total changes in the period	30,435	31,005	(102,898)	(71,834)	(115,078)	(3,606)	(118,684)	(190,518)

Balances at end of period	¥106,537	¥2,177,430	¥(599,466)	¥2,406,786	¥55,429	¥11,680	¥67,109	¥2,473,895

Management Policy

(1) Basic Policy for Corporate Management

Since its establishment, Matsushita has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company, Matsushita will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners and all other stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since its establishment, Matsushita has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. Along with the implementation of a mid-term growth strategy since fiscal 2005, ended March 2005, the company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Matsushita, in principle, distributes profits to shareholders based on its consolidated business performance. As the result of growth strategies in the company’s mid-term management plan GP3 that runs from fiscal 2008 through fiscal 2010, Matsushita will aim for stable and continuous increase in dividends based on consolidated net income. The company is also targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income.

Regarding own share repurchases, the company plans to use cash flows generated by the GP3 plan to flexibly repurchase its own shares in order to increase shareholder value per share and profitability on capital, while at the same time taking into consideration strategic investments and the company’s financial condition.

In line with the policy described above, for fiscal 2008, ended March 31, 2008, Matsushita plans to pay total cash dividends per share of 35 yen, comprising an interim dividend of 17.5 yen per share paid on November 30, 2007, and a year-end dividend of 17.5 yen per share. For fiscal 2009, ending March 31, 2009, Matsushita plans to increase an interim cash dividend from 17.5 yen per share in fiscal 2008, to 22.5 yen per share in fiscal 2009, and also plans to increase a year-end cash dividend from 17.5 yen per share in fiscal 2008, to 22.5 yen per share in fiscal 2009. If implemented, total cash dividends for fiscal 2009 will be 45 yen per share.

For details about own share repurchases for fiscal 2009, see separate press release issued today “Matsushita to Execute Own Share Repurchase.”

(3) Corporate Management Strategies and Challenges

The global economic outlook for fiscal 2009, ending March 31, 2009, is uncertain. Although high growth is expected in emerging economies, there are a variety of downside risks, such as the subprime loan problem, rising prices for raw materials and energy including crude oil and currency rate fluctuations. In the electronics industry, while robust growth is expected due mainly to rising demand before the Beijing Olympics, there are uncertainties in the future business environment, such as larger-than-expected price declines and prolonged sluggishness for the housing market in Japan and the U.S.

Under these circumstances, in fiscal 2009, the middle year of the mid-term management plan GP3, Matsushita has to produce successful results and work on getting growth on track. The Company will steadily implement initiatives focused on four major themes: double-digit growth for overseas sales, four strategic businesses, manufacturing innovation and the eco ideas strategy.

To achieve double-digit growth in overseas sales, the Company will promote initiatives in key markets such as the U.S. and Europe, while also working to accelerate growth in the BRICs countries and Vietnam. In addition, Matsushita plans to spur demand relating to the Beijing Olympics and further expand its overseas sales of home appliances products. With regard to four strategic businesses, Matsushita will focus on its digital AV business, automotive electronics business, businesses providing comfortable living and semiconductors and other devices businesses. The Company will work to strengthen product competitiveness in each business, while also expanding synergies through collaboration between these businesses. In flat-panel TVs, in particular, the Company will lead the large-screen TV market with its plasma TVs, and it also plans to begin construction of a LCD panel plant in Himeji, Japan in August 2008. This will help ensure stable procurement of LCD panels, and will also be another step in the transition to a vertically integrated LCD TV business model. As for manufacturing innovation, Matsushita will further pursue cost reduction processes while also strengthening its V-products. As part of its eco ideas strategy, the Company will create more products with industry-leading energy efficiency, while also working aggressively to reduce the CO2 emissions in production activities. Moreover, Matsushita will work on a wide range of initiatives, in collaboration with local communities, to expand the scope of ecological activities.

In addition, Matsushita will promote initiatives toward future growth with an eye to the next five to ten years. For sustainable growth in the future, Matsushita has to create and foster new businesses, as well as strengthening existing products and businesses. Specifically, Matsushita will aim to create new businesses derived from product progress or integration in areas that cut across business domains, such as automotive electronics, mobile AV equipment, and security. Furthermore, Matsushita will pursue new opportunities in areas such as networks, energy and the environment, health and devices.

Assuming that the Company obtains shareholder approval, Matsushita plans to change its name to Panasonic Corporation on October 1, 2008. The National brand, used in Japan for home appliances and housing equipment and systems, will be abolished by the end of fiscal 2010. From that time forward, all Company products will be sold under the Panasonic brand, even in Japan. This company name change and the brand unification clearly indicate the Company’s strong will to become a true global company. Moreover, this will unite all employees under the Panasonic name in future efforts to improve global brand value.

From the perspective of shareholder-oriented management, Matsushita will continue to proactively return profits to shareholders. Specifically, the Company will comprehensively provide shareholder return in the form of cash dividends based on the results of the growth strategies, and its own share repurchases.

# # #

April 28, 2008

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2008

ended March 31, 2008

Victor Company of Japan, Ltd. (JVC) and its consolidated subsidiaries became associated companies under the equity method from August 2007. Fiscal 2007 results for JVC have not been reclassified.

1. Sales breakdown for Fiscal 2008 ended March 31, 2008 and Fiscal 2009 Forecast

Fiscal 2008 Results	yen (billions)

By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and audio equipment	1,799.2	108%	106%	481.7	103%	1,317.5	109%	106%
Information and communications equipment	2,202.6	105%	105%	1,094.7	105%	1,107.9	105%	105%

AVC Networks	4,001.8	106%	105%	1,576.4	104%	2,425.4	108%	106%
Home Appliances	1,283.0	106%	105%	677.0	100%	606.0	113%	111%
Components and Devices	1,150.3	102%	101%	399.0	101%	751.3	103%	101%
MEW and PanaHome	1,730.7	102%	101%	1,415.6	99%	315.1	119%	116%
JVC	180.5	28%	26%	45.9	25%	134.6	29%	27%
Other	722.6	108%	108%	430.9	102%	291.7	119%	119%

Total	9,068.9	100%	99%	4,544.8	98%	4,524.1	101%	99%

Note:

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances are based on the reclassified fiscal 2007 sales results for those product categories.

Fiscal 2009 Forecast	yen (billions)

By Product Category	Total	09/08	Local currency basis 09/08	Domestic	09/08	Overseas	09/08	Local currency basis 09/08
Video and audio equipment	1,970.0	109%	115%	530.0	110%	1,440.0	109%	117%
Information and communications equipment	2,240.0	102%	105%	1,120.0	102%	1,120.0	101%	108%

Digital AVC Networks	4,210.0	105%	110%	1,650.0	105%	2,560.0	106%	113%
Home Appliances	1,300.0	101%	104%	675.0	100%	625.0	103%	109%
MEW and PanaHome	1,800.0	104%	105%	1,440.0	102%	360.0	114%	121%
Components and Devices	1,160.0	101%	105%	405.0	102%	755.0	100%	107%
Other	730.0	101%	103%	430.0	100%	300.0	103%	107%

Total	9,200.0	101%	105%	4,600.0	101%	4,600.0	102%	108%

Note:

From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

Overseas Sales	yen (billions)

	Fiscal 2008 Results			Fiscal 2009 Forecast
By Region		08/07	Local currency basis 08/07		09/08	Local currency basis 09/08
North and South America	1,250.7	91%	91%	1,220.0	98%	106%
Europe	1,212.9	100%	95%	1,250.0	103%	109%
Asia	1,118.8	105%	102%	1,145.0	102%	112%
China	941.7	114%	113%	985.0	105%	107%

Total	4,524.1	101%	99%	4,600.0	102%	108%

2 . Segment Information

<Consolidated> Fiscal 2008 Results	yen (billions)

	Sales	08/07	Segment profit	% of sales	08/07
AVC Networks	4,319.6	106%	252.3	5.8%	115%
Home Appliances	1,316.4	106%	86.4	6.6%	104%
Components and Devices	1,398.7	102%	105.0	7.5%	105%
MEW and PanaHome	1,910.3	103%	96.4	5.0%	122%
JVC	183.1	28%	-9.7	-5.3%	—
Other	1,536.1	104%	64.2	4.2%	106%

Total	10,664.2	100%	594.6	5.6%	111%

Corporate and eliminations	-1,595.3	—	-75.1	—	—

Consolidated total	9,068.9	100%	519.5	5.7%	113%

Notes:

1.	As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

2.	The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.

<Consolidated> Fiscal 2009 Forecast	yen (billions)

	Sales	09/08	Segment profit	% of sales	09/08
Digital AVC Networks	4,620.0	107%	267.0	5.8%	106%
Home Appliances	1,350.0	103%	92.0	6.8%	106%
MEW and PanaHome	1,990.0	104%	108.0	5.4%	112%
Components and Devices	1,430.0	102%	113.0	7.9%	108%
Other	1,060.0	101%	66.0	6.2%	103%

Total	10,450.0	103%	646.0	6.2%	109%

Corporate and eliminations	-1,250.0	—	-86.0	—	—

Consolidated total	9,200.0	101%	560.0	6.1%	108%

Notes:

1.	As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment are also calculated according to these principles.

2.	From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

3.	From fiscal 2009, the sales of “Global Procurement Service Company” included in Other segment were changed due to the modification of transaction form between the other segments. Accordingly, the year-on-year figures for the Other segment are based on the reclassified fiscal 2008 results for the Other segment.

3 . Capital Investment, Depreciation and R&D Expenditures

     Capital Investment**

<Consolidated>	yen (billions)

	Fiscal 2008 Results
		08-07
AVC Networks	209.7	+59.0
Home Appliances	47.0	-0.9
* Components and Devices	135.6	+0.7
MEW and PanaHome	39.7	+0.4
JVC	3.0	-9.6
Other	14.3	-18.6

Total	449.3	+31.0

* <semiconductors only>	<59.7>	<-9.4>
** These figures are calculated on an accrual basis.

yen (billions)

	Fiscal 2009 Forecast
		09-08
Digital AVC Networks	264.0	+54.3
Home Appliances	49.0	+2.0
MEW and PanaHome	47.0	+7.3
* Components and Devices	148.0	+12.4
Other	22.0	+7.7

Total	530.0	+80.7

* <semiconductors only>	<67.0>	<+7.3>

Note:

From fiscal 2009, the name of “AVC Networks” was changed to “Digital AVC Networks.”

Depreciation (Tangible assets)	yen (billions)

<Consolidated>	Fiscal 2008 Results		Fiscal 2009 Forecast
		08-07		09-08
	282.1	+1.9	330.0	+47.9

R&D Expenditures	yen (billions)

<Consolidated>	Fiscal 2008 Results		Fiscal 2009 Forecast
		08-07		09-08
	554.5	-23.5	560.0	+5.5

4. Intellectual Property Rights; Patents

(Number of patents)

	end of March 2007	end of March 2008
Domestic	44,137	40,785
Overseas	52,835	54,240

Total	96,972	95,025

*	Owned by Matsushita Electric Industrial Co., Ltd. and major consolidated subsidiaries, excluding Matsushita Electric Works, Ltd. and PanaHome Corporation.

5. Foreign Currency Exchange

<Export Rates>

	Fiscal 2007	Fiscal 2008	Fiscal 2009 Forecast
U.S. Dollars	¥115	¥115	¥100
Euro	¥145	¥160	¥155

<Rates Used for Consolidation>

	Fiscal 2007	Fiscal 2008	Fiscal 2009 Forecast
U.S. Dollars	¥117	¥114	¥100
Euro	¥150	¥162	¥155

<Foreign Currency Transaction> *			(billions	)

	Fiscal 2007	Fiscal 2008	Fiscal 2009 Forecast
U.S. Dollars	US$3.4	US$2.5	US$2.5
Euro	€1.6	€1.2	€1.6

*	These figures are based on the net foreign exchange exposure of the company.

6 . Number of Employees

<Consolidated>	(persons)

	end of March 2007	end of March 2008
Domestic	145,418	135,563
Overseas	183,227	170,265

Total	328,645	305,828

7 . Other Information

(shares)

			end of March 2007	end of March 2008
Issued Shares	(a	)	2,453,053,497	2,453,053,497
Treasury Stock	(b	)	306,769,039	351,936,341

Outstanding Shares (excluding Treasury Stock)	(a-b	)	2,146,284,458	2,101,117,156

			Fiscal 2008 Results	Fiscal 2009 Forecast
Net income per common share*, basic			¥132.90	¥147.54
Net income per common share*, diluted			¥132.90	¥147.54
Stockholders’ equity** per common share at the end of each period			¥1,781.11	—

*	The forecast for fiscal 2009 is based on the assumption that the number of common shares does not change.
**	Stockholders’ equity is calculated according to U.S. generally accepted accounting principles (U.S. GAAP).

8. Annual Forecast for Fiscal 2009, ending March 31, 2009

<Consolidated>	yen (billions)

	Fiscal 2008 Results		Fiscal 2009 Forecast
		08/07		09/08
Sales	9,068.9	100%	9,200.0	101%
Operating profit *	519.5	113%	560.0 **	108%
(% of Sales)	(5.7%)		(6.1%)
Income before income taxes	435.0	99%	500.0 **	115%
(% of Sales)	(4.8%)		(5.4%)
Net income	281.9	130%	310.0	110%
(% of Sales)	(3.1%)		(3.4%)

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies.
**	Factors affecting the forecast for other income (deductions) of 60.0 billion yen (the difference between operating profit and income before income taxes) include business restructuring charges of 25.0 billion yen.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales.

As such, amounts herein do not correspond to those in Segment information.

<Consolidated>	yen (billions)

		Fiscal 2008 Result
	Products	Sales	08/07
AVC Networks	VCRs	102.5	84%
	Digital cameras	243.4	121%
	TVs	1,001.3	109%
	Plasma TVs	626.8	114%
	LCD TVs	261.7	119%
	DVD recorders	127.1	112%
	Audio equipment	127.5	85%
	Information equipment	1,473.7	103%
	Communications equipment	728.9	110%
	Mobile communications equipment	369.2	124%
Home Appliances	Air conditioners	272.2	109%
	Refrigerators	110.4	109%
Components and Devices	General components	452.7	103%
	Semiconductors *	462.8	106%
	Batteries	307.8	102%
Other	FA equipment	204.2	108%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2009 is 496.0 billion yen, up 7% from fiscal 2008.

Note:

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figure for Information equipment is based on the reclassified fiscal 2007 sales results for those product categories.

<Attachment 2>

Financial Data for the primary business domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2008 Results	yen (billions)

	Sales		Domain company profit
		08/07		08/07	% of sales
Panasonic AVC Networks Company	1,973.8	108%	113.2	125%	5.7%
Panasonic Communications Co., Ltd.	517.5	113%	10.7	57%	2.1%
Panasonic Mobile Communications Co., Ltd.	450.9	115%	13.8	600%	3.1%
Panasonic Electronic Devices Co., Ltd.	509.3	104%	39.2	105%	7.7%

From fiscal 2008, PC optical disc drive business of Panasonic Shikoku Electronics Co., Ltd. was transferred to Panasonic Communications Co., Ltd.

Fiscal 2009 Forecast	yen (billions)

	Sales		Domain company profit
		09/08		09/08	% of sales
Panasonic AVC Networks Company	2,281.6	116%	121.6	107%	5.3%
Panasonic Mobile Communications Co., Ltd.	481.6	107%	17.3	125%	3.6%
Panasonic Electronic Devices Co., Ltd.	515.0	101%	41.0	105%	8.0%
Factory Automation Business	223.4	100%	36.8	105%	16.5%

<Capital Investment> *	yen (billions)

	Fiscal 2008 Result		Fiscal 2009 Forecast
		08-07		09-08
Panasonic AVC Networks Company	160.0	+49.0	197.0	+37.0
Panasonic Communications Co., Ltd.	18.9	+7.5	—	—
Panasonic Mobile Communications Co., Ltd.	3.9	-1.4	4.0	+0.1
Panasonic Electronic Devices Co., Ltd.	37.4	-2.9	43.9	+6.5

*	These figures are calculated on an accrual basis.

Fiscal 2009 Forecast
09-08
Factory Automation Business	5.1	+0.9

<Number of Employees>	(persons)

end of March, 2008
Panasonic AVC Networks Company	30,832
Panasonic Communications Co., Ltd.	17,579
Panasonic Mobile Communications Co., Ltd.	4,479
Panasonic Electronic Devices Co., Ltd.	32,042

Reference

Financial Data for the primary business domain companies for fiscal 2007 and fiscal 2008

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

PAVC	: Panasonic AVC Networks Company
PCC	: Panasonic Communications Co., Ltd.
PMC	: Panasonic Mobile Communications Co., Ltd.
PED	: Panasonic Electronic Devices Co., Ltd.

Fiscal 2008 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2008
	First Quarter	08/07	Second Quarter	08/07	First Half	08/07	Third Quarter	08/07	Fourth Quarter	08/07	Second Half	08/07		08/07
PAVC	460.1	107%	480.0	103%	940.1	105%	610.9	113%	422.8	108%	1,033.7	111%	1,973.8	108%
PCC	129.2	111%	135.9	114%	265.1	112%	134.8	115%	117.6	111%	252.4	113%	517.5	113%
PMC	108.4	103%	97.1	130%	205.5	114%	101.3	102%	144.1	128%	245.4	116%	450.9	115%
PED	129.8	109%	130.6	107%	260.4	108%	132.2	106%	116.7	96%	248.9	101%	509.3	104%

Domain company profit	yen (billions)

	First Half						Second Half						Fiscal 2008
	First Quarter	08/07	Second Quarter	08/07	First Half	08/07	Third Quarter	08/07	Fourth Quarter	08/07	Second Half	08/07		08/07
PAVC	14.3	115%	33.1	112%	47.4	113%	46.9	131%	18.9	144%	65.8	135%	113.2	125%
PCC	2.0	41%	3.7	57%	5.7	50%	1.3	32%	3.7	116%	5.0	69%	10.7	57%
PMC	-1.6	—	2.5	—	0.9	129%	4.2	3,098%	8.7	580%	12.9	806%	13.8	600%
PED	9.3	126%	11.4	106%	20.7	114%	11.3	109%	7.2	83%	18.5	97%	39.2	105%

From fiscal 2008, PC optical disc drive business of Panasonic Shikoku Electronics Co., Ltd. was transferred to Panasonic Communications Co., Ltd.

Fiscal 2007 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
PAVC	429.4	127%	465.0	120%	894.4	123%	542.6	120%	391.7	115%	934.3	118%	1,828.7	120%
PCC	116.8	100%	119.1	95%	235.9	97%	117.0	95%	105.9	95%	222.9	95%	458.8	96%
PMC	105.0	80%	74.6	65%	179.6	73%	99.6	76%	112.4	78%	212.0	77%	391.6	75%
PED	118.6	107%	122.0	106%	240.6	106%	125.1	106%	121.8	109%	246.9	107%	487.5	107%

Domain company profit	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
PAVC	12.4	165%	29.6	144%	42.0	150%	35.8	156%	13.1	196%	48.9	165%	90.9	158%
PCC	4.9	104%	6.5	127%	11.4	116%	4.1	67%	3.2	71%	7.3	69%	18.7	92%
PMC	1.0	—	-0.3	—	0.7	—	0.1	—	1.5	—	1.6	—	2.3	—
PED	7.4	164%	10.8	144%	18.2	152%	10.4	132%	8.7	126%	19.1	129%	37.3	139%

<Attachment 3> Reference

Segment information for fiscal 2007 and fiscal 2008

<Consolidated>

Fiscal 2008 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2008
	First Quarter	08/07	Second Quarter	08/07	First Half	08/07	Third Quarter	08/07	Fourth Quarter	08/07	Second Half	08/07		08/07
AVC Networks	996.1	105%	1,063.5	110%	2,059.6	107%	1,207.7	105%	1,052.3	105%	2,260.0	105%	4,319.6	106%
Home Appliances	349.4	112%	317.6	107%	667.0	109%	339.2	105%	310.2	99%	649.4	102%	1,316.4	106%
Components and Devices	348.2	104%	364.1	104%	712.3	104%	357.3	99%	329.1	99%	686.4	99%	1,398.7	102%
MEW and PanaHome	431.9	106%	505.3	105%	937.2	105%	472.5	101%	500.6	100%	973.1	101%	1,910.3	103%
JVC	138.0	89%	45.1	26%	183.1	56%	—	—	—	—	—	—	183.1	28%
Other	359.5	100%	405.7	104%	765.2	102%	361.2	103%	409.7	107%	770.9	105%	1,536.1	104%

Total	2,623.1	104%	2,701.3	101%	5,324.4	103%	2,737.9	97%	2,601.9	98%	5,339.8	97%	10,664.2	100%

Corporate and eliminations	-383.6	—	-415.5	—	-799.1	—	-393.3	—	-402.9	—	-796.2	—	-1,595.3	—

Consolidated total	2,239.5	105%	2,285.8	101%	4,525.3	103%	2,344.6	96%	2,199.2	96%	4,543.6	96%	9,068.9	100%

Segment profit	yen (billions)

	First Half						Second Half						Fiscal 2008
	First Quarter	08/07	Second Quarter	08/07	First Half	08/07	Third Quarter	08/07	Fourth Quarter	08/07	Second Half	08/07		08/07
AVC Networks	38.9	110%	71.2	107%	110.1	108%	84.3	119%	57.9	123%	142.2	120%	252.3	115%
Home Appliances	18.0	90%	19.3	98%	37.3	94%	25.9	136%	23.2	96%	49.1	114%	86.4	104%
Components and Devices	18.4	134%	31.1	84%	49.5	98%	27.8	109%	27.7	117%	55.5	113%	105.0	105%
MEW and PanaHome	9.9	153%	31.2	120%	41.1	126%	27.3	110%	28.0	130%	55.3	119%	96.4	122%
JVC	-6.7	—	-3.0	—	-9.7	—	—	—	—	—	—	—	-9.7	—
Other	13.8	100%	21.1	116%	34.9	109%	12.1	100%	17.2	104%	29.3	102%	64.2	106%

Total	92.3	107%	170.9	101%	263.2	103%	177.4	116%	154.0	120%	331.4	118%	594.6	111%

Corporate and eliminations	-18.4	—	-24.8	—	-43.2	—	-12.0	—	-19.9	—	-31.9	—	-75.1	—

Consolidated total	73.9	113%	146.1	103%	220.0	106%	165.4	122%	134.1	115%	299.5	119%	519.5	113%

Notes:

1.	The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, the year-on-year figures for the AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.

2.	JVC and its consolidated subsidiaries became associated companies under the equity method from August 2007.

Fiscal 2007 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	949.3	103%	967.6	99%	1,916.9	101%	1,148.8	102%	998.4	101%	2,147.2	102%	4,064.1	101%
Home Appliances	312.5	101%	297.5	111%	610.0	105%	323.8	102%	313.3	107%	637.1	105%	1,247.1	105%
Components and Devices	335.4	100%	349.9	101%	685.3	101%	360.9	101%	331.5	100%	692.4	101%	1,377.7	101%
MEW and PanaHome	408.7	106%	482.5	107%	891.2	106%	467.0	107%	500.5	105%	967.5	106%	1,858.7	106%
JVC	154.5	102%	172.7	93%	327.2	97%	177.8	83%	141.6	93%	319.4	87%	646.6	92%
Other	359.4	124%	391.7	119%	751.1	121%	350.9	109%	382.0	102%	732.9	105%	1,484.0	113%

Total	2,519.8	105%	2,661.9	104%	5,181.7	105%	2,829.2	102%	2,667.3	102%	5,496.5	102%	10,678.2	103%

Corporate and eliminations	-382.9	—	-409.3	—	-792.2	—	-392.4	—	-385.4	—	-777.8	—	-1,570.0	—

Consolidated total	2,136.9	104%	2,252.6	102%	4,389.5	103%	2,436.8	102%	2,281.9	102%	4,718.7	102%	9,108.2	102%

Segment profit	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	35.3	121%	66.6	117%	101.9	119%	70.9	121%	47.2	97%	118.1	110%	220.0	114%
Home Appliances	20.1	112%	19.8	97%	39.9	104%	19.0	79%	24.2	190%	43.2	118%	83.1	111%
Components and Devices	13.8	236%	36.8	132%	50.6	150%	25.6	98%	23.7	111%	49.3	104%	99.9	123%
MEW and PanaHome	6.4	146%	26.1	108%	32.5	114%	24.9	108%	21.5	102%	46.4	105%	78.9	109%
JVC	-2.9	—	1.9	—	-1.0	—	0.5	36%	-5.2	—	-4.7	—	-5.7	—
Other	13.7	149%	18.2	93%	31.9	111%	12.1	90%	16.5	83%	28.6	85%	60.5	97%

Total	86.4	136%	169.4	115%	255.8	121%	153.0	104%	127.9	106%	280.9	105%	536.7	112%

Corporate and eliminations	-21.3	—	-27.1	—	-48.4	—	-17.2	—	-11.6	—	-28.8	—	-77.2	—

Consolidated total	65.1	141%	142.3	114%	207.4	121%	135.8	105%	116.3	102%	252.1	104%	459.5	111%

The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. on April 1, 2007. Accordingly, segment information for the AVC Networks and Home Appliances segments have been reclassified.

April 28, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Kazuo Sasaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita to Execute Own Share Repurchase

Osaka, Japan, April 28, 2008 — Matsushita Electric Industrial Co., Ltd. [NYSE symbol: MC], best known for its Panasonic brand, announced that its Board of Directors today resolved to repurchase its own shares, pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

1.	Reason for Share Repurchase

This resolution is a part of continuing efforts to enhance shareholder value per share and profitability of capital.

2.	Details of Share Repurchase

1)	Class of shares: Common stock

2)	Aggregate number of repurchasable shares: Up to 50 million shares

(2.0% of the total number of shares issued)

3)	Aggregate repurchase amount: Up to 100 billion yen

4)	Period of repurchase: From April 30, 2008 to late March 2009

(Reference)

Total number of shares issued and treasury stock as of March 31, 2008:

•	Total number of shares issued (excluding treasury stock): 2,101,117,156 shares

•	Treasury stock: 351,936,341 shares

# # #

April 28, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Kazuo Sasaki (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Announces Continuation of Policy toward

Large-scale Purchases of Company’s Shares [ESV plan]

Osaka, Japan, April 28, 2008 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its Panasonic brand, today announced that its Board of Directors has decided to continue the company’s policy toward Large-scale Purchases of Matsushita shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005, and since then, the Board of Directors has announced the continuation thereof in April of each year. As stated in the April 28, 2005 press release, the ESV Plan reflects Matsushita’s policy toward:

(i)	a purchase of Matsushita shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Matsushita, or

(ii)	a purchase of Matsushita shares resulting in a group of shareholders holding 20% or more of the total voting rights of Matsushita.

(The ESV Plan does not apply to cases where Matsushita’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

In the following outline of the details of the ESV Plan, a purchase of Matsushita shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Matsushita’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Matsushita Group recorded consolidated net sales of 9,068.9 billion yen for fiscal 2008, ended March 31, 2008, and consists of 555 consolidated subsidiaries and 305,828 employees on a consolidated basis, as of March 31, 2008. Taking into account the scale of the company’s operations and the wide range of its business fields, Matsushita believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the company, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Matsushita Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Matsushita’s Board of Directors has established rules concerning Large-scale Purchases of Matsushita shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

For your information, please refer to the major shareholders of Matsushita as described in attachment 1 hereto. Also, please note that as of the present time, Matsushita has not received any specific proposals for a Large-scale Purchase.

2. Large-scale Purchase Rules

Matsushita’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Matsushita. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Matsushita’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Matsushita a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may request additional information until it receives sufficient information with such decision made by referring to advice from outside professionals, such as lawyers and financial advisors and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Matsushita’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Matsushita shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Matsushita’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Matsushita’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan or other laws and the company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in attachment 2 hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition not to belong to a specific group of shareholders including a Large-scale Purchaser.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Matsushita’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Matsushita’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Matsushita believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Matsushita. To this extent, the ESV Plan is essentially different from other defense measures, which have the purpose of preventing a Large-scale Purchase based on the Board of Directors’ judgment and evaluation of the Large-scale Purchase. As an exception, however, in the event that it is clear to the Board of Directors that a Large-scale Purchase will cause irreparable damage or loss to Matsushita and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner. On making such a decision, the Board of Directors will refer to advice from outside professionals, such as lawyers and financial advisers and fully respect the opinions of outside directors and corporate auditors.

If the Board of Directors decides after considering the interest of all shareholders that it would be appropriate to confirm the desires of the shareholders before taking the countermeasures stated above, the company will hold a general meeting of shareholders. If the Board of Directors decides to hold such a meeting, the company will disclose the fact that a general meeting of shareholders will be held and the reasons therefor.

The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Matsushita shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Matsushita’s shareholders and investors

Matsushita does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instruments exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of a stock split and an issuance of stock acquisition rights, shareholders must take the necessary steps to enter a share transfer in the shareholders’ register prior to the record date of the stock split or the issuance of stock acquisition rights, which shall be determined and announced publicly by the Board of Directors. In the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights, in addition to entering a share transfer in the shareholders’ register. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. When the Board of Directors decides to acquire stock acquisition rights, it may deliver stocks to shareholders without paying the amount equivalent to the exercise price, in exchange for the acquisition of the stock acquisition rights. Matsushita will announce the details of such procedures and any other procedures necessary to protect the interests and rights of shareholders and investors in accordance with relevant laws and financial instruments exchange regulations when the Board of Directors actually determines to take countermeasures including stock splits and issuances of stock acquisition rights.

Each Corporate Auditor, including each outside Corporate Auditor, stated agreement to re-adopt this policy at this time on condition that it is duly implemented. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. Matsushita’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes:

1.	A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law, including a purchase made on a financial instruments exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Financial Instruments and Exchange Law).

2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Matsushita at the relevant time, excluding the shares held by Matsushita as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Financial Instruments and Exchange Law.

(Attachment 1)

The major shareholders of Matsushita as of March 31, 2008

Name of Shareholder	Number of Shares Held (thousands of shares)	Percentage of Shares Held in Total Issued Shares (%)
Moxley & Co.	185,959	7.58
The Master Trust Bank of Japan Ltd. (trust account)	134,450	5.48
Japan Trustee Service Bank, Ltd. (trust account)	87,358	3.56
State Street Bank and Trust Co.	68,030	2.77
Nippon Life Insurance Company	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,583	2.35
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43
Matsushita Electric Employee Shareholding Association	33,869	1.38
Sumitomo Life Insurance Co.	31,382	1.28
State Street Bank and Trust Co., 505103	25,878	1.05

Notes:

1.	Amounts less than one thousand have been discarded.

2.	The number of treasury stock is 351,936 thousand shares.

(Attachment 2)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Matsushita as treasury stock), whose name is recorded in the register of shareholders or the register of beneficial shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Matsushita may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be issued in total.

4. Payment amount of each stock acquisition right in the case of item 1, (ii) above:

No payment is required.

5. Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Matsushita by the person or company does not conflict with the benefit of all shareholders of Matsushita) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

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